SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Lannett Company, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

51601201

(CUSIP Number)

Farber Properties Group, LLC

1775 John R Road

Troy, Michigan 48083

Attention:  David Farber

(313) 387-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 51601201		13D

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farber Properties Group, LLC 20-0383294

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,550,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,550,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 16.07%

14	Type of Reporting Person (See Instructions) 00

CUSIP No. 51601201		13D

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Farber

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,870

	8	Shared Voting Power 5,139,830

	9	Sole Dispositive Power 140,870

	10	Shared Dispositive Power 5,139,830

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,280,700 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 18.65%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 51601201		13D

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Farber

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 395,120

	8	Shared Voting Power 5,127,092

	9	Sole Dispositive Power 395,120

	10	Shared Dispositive Power 5,127,092

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,522,212 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 19.50%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplement the Schedule 13D (the “Original Filing”) filed with the Securities and Exchange Commission on May 7, 2008 by Farber Properties Group, LLC relating to the common stock, $0.001 par value per share (the “Common Stock”), of Lannett Company, Inc., a Delaware corporation (the “Company”).  Except as expressly restated below, the Original Filing remains in full force and effect.

Item 5.            Interest in Securities of the Issuer.

The following disclosures are based upon the 28,314,697 shares of Common Stock outstanding on August 31, 2012 as reported by the Company in its Annual Report on Form 10-K, filed with the Securities Exchange Commission on September 9, 2012.

This Amendment amends and restates Items 5(a) and (b) of the Original Filing in their entirety as set forth below.

(a)           This filing relates to 4,550,000 shares of Common Stock of the Company held by Farber Properties Group, LLC representing 16.07% of the issued and outstanding shares of the Common Stock of the Company.  As a 50% owner of Farber Properties Group, LLC, David Farber may be deemed the beneficial holder of 2,275,000 of the shares of Common Stock held by Farber Properties Group, LLC.  Jeffrey Farber, brother of David Farber, and a director of the Company, holds 50% of the issued and outstanding membership interests in Farber Properties Group, LLC and may be deemed the beneficial owner of 2,275,000 of the shares of Common Stock held by Farber Properties Group, LLC.  David Farber, alone or with immediate family members, owns 140,870 shares of issued and outstanding shares of the Common Stock of the Company.  Neither Jeffrey Farber nor Farber Properties Group, LLC have the power to vote or dispose of the shares held by David Farber and his immediate family and each disclaims beneficial ownership of such shares.  Jeffrey Farber in his individual capacity owns 394,970 shares of Common Stock of the Company and holds an additional 150 shares of Common Stock in his capacity as custodian for his minor child and disclaims beneficial ownership of such shares.  Neither David Farber nor Farber Properties Group, LLC have the power to vote or dispose of the shares held individually or as custodian by Jeffrey Farber and each disclaims beneficial ownership of such shares.  David Farber and Jeffrey Farber each holds 25% of the issued and outstanding membership interests of Farber Investment, LLC, which holds 38,000 shares of Common Stock.  David Farber and Jeffrey Farber each may be deemed to be beneficial owners of 9,500 shares of Common Stock held by Farber Investment, LLC.  Farber Properties Group, LLC disclaims beneficial ownership of such shares.  David Farber and Jeffrey Farber are managers of Farber Family, LLC and may be deemed to be beneficial owners of the 528,142 shares of Common Stock held by Farber Family, LLC.  David Farber, Jeffrey Farber and Farber Properties Group, LLC each disclaim beneficial ownership of such shares.

(b)           David Farber and Jeffrey Farber in their capacity as members of Farber Properties Group, LLC may each be deemed to have the shared power to vote or dispose of the shares of Common Stock held by Farber Properties Group, LLC.  David Farber and Jeffrey Farber in their capacities as managers of Farber Investment, LLC may each be deemed to have the shared power to vote or dispose of the shares of Common Stock held by Farber Investment, LLC.  David Farber and Jeffrey Farber in their capacities as managers for Farber Family LLC may each be deemed to have the shared power to vote or dispose of the shares of Common Stock held by Farber Family LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2012
(Date)

FARBER PROPERTIES GROUP, LLC

By:	/s/ David Farber
(Signature)

David Farber, Manager
(Name and Title)

September 27, 2012
(Date)

/s/ David Farber
Signature

David Farber
(Name and Title)

September 27, 2012
(Date)

/s/ Jeffrey Farber
Signature

Jeffrey Farber
(Name and Title)